[Letterhead of Wachtell, Lipton, Rosen & Katz]










                          Direct Dial: (212) 403-1309
                           Direct Fax: (212) 403-2309
                            E-Mail: DAKatz@wlrk.com

                                August 22, 2006



VIA EDGAR AND FEDERAL EXPRESS

Lisa Vanjoske, Esq.
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

          Re:  Cardinal Health, Inc.
               Form 10-K for fiscal year ended June 30, 2005
               File Number 1-11373
               ---------------------------------------------

Dear Ms. Vanjoske:

          On behalf of our client, Cardinal Health, Inc. (the "Company"), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC" or "Commission") that appeared in your letter, dated August 14, 2006, with respect to the filing referenced above.

          Prior to addressing the Staff's comments specifically, the Company wishes to inform the Staff that the Company intends to include, in its annual report on Form 10-K for the fiscal year ending June 30, 2006 (the "fiscal 2006 Form 10-K"), the following proposed disclosure regarding transactions with bulk and non-bulk customers (which would replace the prior bulk revenue description), which the Company believes is responsive to the Staff's comments:

Lisa Vanjoske, Esq.
Securities and Exchange Commission
August 22, 2006
Page 2

          The Pharmaceutical Distribution and Provider Services ("PDPS") segment differentiates between bulk and non-bulk customers, because bulk customers generate lower margins than non-bulk customers. Bulk customers consist of customers' centralized warehouse operations and customers' mail order businesses. Non-bulk customers include retail stores, hospitals, alternate care sites and other customers not specifically classified as bulk customers. Most deliveries to bulk customers consist of product shipped in the same form as the product is received from the manufacturer. Bulk customers have the ability to process large quantities of products in central locations and self distribute these products to their individual retail stores or customers. Non-bulk customers, on the other hand, require more complex servicing. These services include receiving inventory in large or full case quantities and breaking it down into smaller quantities, warehousing the product for a longer period of time, picking individual products specific to a customer's order and delivering that smaller order to a customer location.

          Bulk customers generate lower margins than non-bulk customers because of lower customer pricing and lower vendor margins. Both bulk and non-bulk customers generate vendor margins, but such margins for bulk customers are lower due to the impact of product mix. Lower customer pricing and vendor margins for bulk customers, however, are partially offset by the lower cost of servicing bulk customers. As noted above, deliveries to bulk customers have lower servicing costs related to warehousing and handling than deliveries to non-bulk customers. See the PDPS segment's "Operating Earnings" discussion below for the significant items impacting margin within this segment.

          Revenue from bulk customers for fiscal 2006 was $xx.x billion compared to $24.1 billion in fiscal 2005. The increase/decrease in revenue from bulk customers primarily relates to ________.



                                     * * *


          Set forth below are the Company's responses to the Staff's specific comments. For the Staff's convenience, the text of the Staff's comments is set forth below in bold followed in each case by the response.

FORM 10-K FOR JUNE 30, 2005

FINANCIAL STATEMENTS

          1. WE HAVE READ YOUR PROPOSED DISCLOSURE AND IT IS STILL NOT CLEAR TO US THE INFORMATION THAT YOU ARE TRYING TO CONVEY TO READERS INCLUDING WHICH CUSTOMER

Lisa Vanjoske, Esq.
Securities and Exchange Commission
August 22, 2006
Page 3

CLASSES AND RELATED TRANSACTIONS ARE INCLUDED IN BULK REVENUE AND HOW THEY ARE DISTINGUISHED FROM THOSE INCLUDED IN NONBULK REVENUE. FOR EXAMPLE, YOUR PROPOSED DISCLOSURE ON PAGE 2 OF YOUR JUNE 12, 2006 LETTER APPEARS TO FOCUS ON A CLASS OF CUSTOMER, WHICH YOU IDENTIFY AS "BULK CUSTOMERS," RATHER THAN A CLASS OF REVENUES, "BULK TRANSACTIONS." HOWEVER, RESPONSES 1(D)(I) AND 1(E) ON PAGES 9 AND 10 SUGGEST THAT BULK REVENUE INCLUDES CERTAIN TRANSACTIONS OF CERTAIN CUSTOMERS. THOSE RESPONSES ARE INCONSISTENT. IN ORDER TO HELP US FURTHER EVALUATE THIS MATTER, PLEASE REVISE YOUR PROPOSED DISCLOSURE TO ADDRESS THIS INCONSISTENCY AND THE FOLLOWING:

RESPONSE: The Company is only trying to convey that it differentiates bulk and non-bulk customers, because revenue from bulk customers generate lower margins than revenue from non-bulk customers. The Company has included this information in its proposed disclosure. Additionally, the proposed disclosure has been revised to define bulk and non-bulk customers. This definition is consistent with the way the Company views its customers within the PDPS segment. The Company distinguishes between bulk customers and non-bulk customers, as well as separately sets forth the revenue generated from each of these classes of customers, because based upon the Company's experience, investors find this information useful since bulk customers generate lower margins for the Company than non-bulk customers.

     Additionally, the Company's classification of revenue is based on classes of customer. As such, the Company believes that it is best to focus on classes of customers (I.E., "bulk customers" and "non-bulk customers") rather than classes of revenues (I.E., "bulk transactions" and "non-bulk transactions"). We supplementally confirm to the Staff that this is not a change in description or classification that alters any of the components of bulk revenue described in the Company's annual report on Form 10-K for fiscal year ended June 30, 2005.


     1(A). REMOVE THE REFERENCES TO "PRIMARILY" AND "GENERALLY" AND BE MORE PRECISE IN YOUR DESCRIPTION OF WHAT BULK REVENUE CAPTURES.

RESPONSE: The Company's proposed disclosure has been revised to provide a more precise description of revenue from bulk customers and non-bulk customers and the Company has removed reference to "generally" and "primarily" from the description.


     1(B). INCLUDE EXPLICIT DISCLOSURE THAT INDICATES WHAT YOU INTEND FOR BULK REVENUE TO CONVEY TO READERS. FOR EXAMPLE, WHEN BULK REVENUE CONSISTED OF DROP-SHIPPED AND CROSSDOCK SHIPPED SALES, IT APPEARED THAT YOU WERE TRYING TO CONVEY TO READERS THE PORTION OF SALES FOR WHICH YOU HAD POSITIVE CASH FLOW, BUT NO MARGIN. IT IS UNCLEAR WHAT THE MIXED ATTRIBUTES OF THE TRANSACTIONS CURRENTLY INCLUDED IN BULK REVENUE HAVE IN COMMON AND WHAT THEY CONVEY TO A READER. THE DISCLOSURE SHOULD

Lisa Vanjoske, Esq.
Securities and Exchange Commission
August 22, 2006
Page 4

ADDRESS WHY DISCLOSURE OF THIS CLASS OF REVENUE IS NOT REQUIRED IN THE NOTES TO FINANCIAL STATEMENTS BY PARAGRAPH 37 OF SFAS 131.

RESPONSE: See the response to Comment 1 above for information on the intent of the Company's proposed disclosure and its disclosure of bulk customers rather than bulk transactions. Additionally, the Company's proposed disclosure provides qualitative disclosure regarding the characteristics of bulk customers and non-bulk customers as classified by the Company. The Company's definition of bulk customers is based on how it monitors its business.

The attributes of bulk customers are similar. They consist of customers' centralized warehouse operations and customers' mail order businesses. Most deliveries to bulk customers consist of product shipped in the same form as received from the manufacturer. Bulk customers have the ability to process large quantities of products in central locations and self distribute these products to their individual retail stores or customers. Therefore, the Company does not intend that certain revenues from bulk customers should be distinguished from other revenues from bulk customers or that certain bulk customers should be distinguished from other bulk customers. The Company is trying to convey that revenue derived from bulk customers generates lower margins than revenue from non-bulk customers.

Paragraph 37 of SFAS 131 states "An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so." The products and services are the same for bulk and non-bulk customers. The Company's current segment footnote provides the following disclosure to describe the types of products and services provided by the Pharmaceutical Distribution and Provider Services segment:

     "The Pharmaceutical Distribution and Provider Services segment distributes pharmaceuticals, health care products and other items typically sold by hospitals, retail drug stores and other health care providers. This segment provides distribution and other services to certain pharmaceutical manufacturers."

This description applies to revenues from both bulk and non-bulk customers. Therefore, the Company does not believe any additional disclosure is necessary in the notes to its financial statements as it relates to products or services provided.


     1(C). IF YOUR REVISED PROPOSED DISCLOSURE CONTINUES TO RELY ON THE USE OF "BULK CUSTOMERS," INCLUDE DISCLOSURE THAT CLEARLY DISTINGUISHES THEM FROM ALL OTHER CUSTOMERS. THIS DISCLOSURE SHOULD BE CONSISTENT WITH THE INFORMATION YOU ARE TRYING TO RELAY BY PRESENTING BULK REVENUES.

Lisa Vanjoske, Esq.
Securities and Exchange Commission
August 22, 2006
Page 5

RESPONSE: See the Company's response to Comment 1 above, for a description of what the Company is trying to convey or relay by presenting revenues from bulk customers. At the Staff's suggestion, the proposed disclosure above has been revised to distinguish bulk customers from non-bulk customers more clearly.


     1(D). STATE WHERE YOU CLASSIFY VOLUME REBATES EARNED FROM SALES INCLUDED IN BULK REVENUES AND WHETHER SUCH REBATES ARE PART OF THE LOWER COSTS YOU PASS ON TO "BULK CUSTOMERS."

RESPONSE: The Staff is supplementally advised that volume rebates earned from sales are credited to costs of sales. The Company considers volume rebates earned from sales, as a component of the overall pricing, when it negotiates pricing with its bulk customers.


     1(E). BE MORE SPECIFIC AS TO THE NATURE OF THE MARGIN EARNED FROM EACH CATEGORY OF TRANSACTION INCLUDED IN BULK REVENUE. FOR EXAMPLE, PAGE 5 OF YOUR JUNE 12, 2006 RESPONSE SUGGESTS THAT THE REFERENCE YOU MAKE IN YOUR PROPOSED DISCLOSURE TO "REDUCED HANDLING OF SHIPMENTS" RELATES TO DROP-SHIPPED AND CROSSDOCK SHIPPED PRODUCTS WHERE YOU EARNED NO GROSS MARGIN (ALTHOUGH YOUR TREATMENT OF VOLUME REBATES IS UNCLEAR), BUT INSTEAD EARNED A "POSITIVE CASH FLOAT" WHEREAS YOUR SHIPMENTS FROM PDPS SEGMENT'S INVENTORY, WHICH ARE NOT CROSSDOCKED, DO EARN A GROSS MARGIN AND SUCH GROSS MARGIN MORE CLOSELY APPROXIMATES THOSE OF NON-BULK REVENUES BECAUSE OF THE WAREHOUSING AND HANDLING COSTS YOU INCUR. TO THAT EXTENT OUR UNDERSTANDING IS INCORRECT, INCLUDE PRECISE DISCUSSION IN YOUR PROPOSED DISCLOSURE THAT CLARIFIES IT.

RESPONSE: As explained in the Company responses to Comments 1 and 1(B) above, the Company's proposed disclosure focuses on bulk customers and not on bulk transactions. Additionally, the proposed disclosure sets forth customer pricing, vendor margins and servicing costs as the significant factors that distinguish margins earned on bulk customers from margins earned on non-bulk customers.

The Staff's understanding about drop-ship and cross-dock transactions is not accurate since 2004. As indicated in the Company's response to item 1(c)(iii), dated June 12, 2006, with the expanded definition of revenue from bulk customers in fiscal 2004 and the transition to the fee-for service model, the Company began to earn margin on bulk customers, including on drop-ship and cross-dock shipments to bulk customers. As a result, in the proposed disclosure, the Company identifies the key factors leading to lower margins on bulk customers and makes reference to the PDPS operating earnings discussion for drivers impacting margins. For periods prior to fiscal year 2004, bulk revenue in the Company's PDPS segment consisted solely from drop-shipments and cross-dock shipments and the Company's compensation primarily consisted of a period of positive cash float.

Lisa Vanjoske, Esq.
Securities and Exchange Commission
August 22, 2006
Page 6

     1(F). WE CONTINUE TO BELIEVE THAT CATEGORIES OF TRANSACTIONS HAVING MATERIALLY DIFFERENT PROFIT MARGINS SHOULD BE DISCUSSED IN MANAGEMENT'S DISCUSSION AND ANALYSIS. WE WERE UNABLE TO DISCERN COMPELLING ANALYSIS IN YOUR RESPONSE SUPPORTING THE OMISSION OF SUCH QUANTIFIED INFORMATION. PLEASE COMPLY.

RESPONSE: The Company agrees that categories of transactions with materially different profit margins should be discussed in the Management's Discussion and Analysis ("MD&A"). The Company believes that its proposed disclosure regarding lower margins is responsive to the comment.

The Company however, does not have precise quantifiable information for disclosing the profit margins. As indicated in the Company's response to 1(B) set forth in its letter to the Staff, dated June 12, 2006, the Company is unable to specifically quantify profit margin or gross margin on transactions with bulk customers, since the Company's financial systems do not track cost of sales or profitability information at this level. The Company does track the cost of product, but it does not track other components of gross margin (fee-for-service income, inflation, cash discounts, and rebates) on transactions with bulk customers. However, in an attempt to better understand the profitability and business trends, the Company has developed a quarterly profitability analysis of transactions with bulk and non-bulk customers based upon a very high level, general allocation of margins and expenses. This high level analysis is directionally correct to manage and understand the economics of the business and provides a basis for our qualitative disclosure but the Company does not believe it is sufficiently verifiable to disclose on a quantitative basis.


     1(G). IF THE REVENUES DESCRIBED IN FOOTNOTE 2 OF YOUR RESPONSE ARE MATERIAL AND ARE REFLECTED IN CONTINUING OPERATIONS, ENSURE YOUR REVISED PROPOSED DISCLOSURE CLEARLY EXPLAINS WHERE YOU CLASSIFY SUCH REVENUES.

RESPONSE: Footnote 2 of the Company's response dated June 12, 2006, provided disclosure with respect to "wholesale trading operation", a business operation within Pharmaceutical Distribution that was discontinued effective June 30, 2005. The revenue from wholesale trading operation for fiscal years ended June 30, 2005, and June 30, 2004, respectively, were immaterial. There was no revenue from wholesale trading operation in the fiscal year ended June 30, 2006.


     1(H). YOU NOTE THAT YOUR DEFINITION OF BULK REVENUE IS BROADER THAN THE DEFINITIONS USED BY YOUR COMPETITORS. INCLUDE DISCLOSURE TO THIS EFFECT.

Lisa Vanjoske, Esq.
Securities and Exchange Commission
August 22, 2006
Page 7

RESPONSE: In the Company's response to item 1(f) dated June 12, 2006, the Company stated, in relevant part, that "...the Company'S current definition appears to be broader than that used by its competitors. While the Company did indicate that bulk revenue is a classification used throughout the industry, the Company cannot explain the specific differences in the definitions used by the Company and its competitors. The Company has no knowledge of how its competitors define bulk revenue...."

Due to the uncertainty about the definition of bulk revenue used by the Company's competitors, the Company does not believe that the requested disclosure will be helpful to readers. If the Staff believes to the contrary, then the Company proposes to add a footnote to its MD&A disclosure as follows:
"The Company's definition of bulk customers is based on the way in which the Company monitors its business. The Company is not aware of an industry standard regarding the definition of bulk customers and based solely on a review of the annual reports on Form 10-Ks of its direct competitors, the Company notes that other companies may, or may not, use a different definition."


     2. TELL US HOW FEE-FOR-SERVICE REVENUE IS PRESENTED ON THE FACE OF THE INCOME STATEMENT AND WHY YOU BELIEVE SUCH PRESENTATION COMPLIES WITH RULE 5-03 OF REGULATION S-X. REFER TO PAGE 3 OF YOUR JUNE 12, 2006 LETTER.

RESPONSE: The Company classifies fees-for-service as a reduction of cost of goods sold. In order to determine the appropriate income statement classification the Company reviewed EITF 02-16 "Accounting by a Customer (including a reseller) for Certain Consideration Received by a Vendor." Under EITF 02-16, "cash consideration" provided by a vendor should be accounted for in one of three ways:

     o as an adjustment to the price of the vendor's products and characterized as a reduction in cost of goods sold;

     o as an adjustment to a cost incurred by the reseller and characterized as a reduction of that cost; or

     o as a payment for assets and services delivered to the vendor and characterized as revenue by the reseller. The identifiable benefit must be sufficiently separable from the customer's purchase of the vendor's product and the customer can reasonably estimate the fair value of the benefit.

To determine which method is appropriate, a determination must be made as to whether the services provided by the wholesaler are separable from the purchase of the vendor's product. Pursuant to EITF 02-16, a service meets this condition if "the customer would have entered into an exchange transaction with a party other than that vendor in order to provide that benefit, and the customer can reasonably estimate the fair value of the benefit provided." The Company would not provide the services under a distribution service agreement without purchasing the vendor's products. Therefore, these service

Lisa Vanjoske, Esq.
Securities and Exchange Commission
August 22, 2006
Page 8

fees are tied to the product purchased and represent an adjustment in cost of goods sold. In its annual report on Form 10-K for fiscal year ended June 30, 2005, Note 3 to Consolidated Financial Statements, Summary of Significant Accounting Policies, under the heading, "Distribution Service Agreement Fees", the Company disclosed its accounting for fees received from distribution service agreements.

Rule 5-03 of Regulation S-X discusses the classification of items within the income statement. Because fees-for-service are viewed as a reduction in the cost of the product, it is appropriately classified within cost of goods sold on the income statement. More than 90% of the Company's cost of goods sold represents the sale of tangible products and therefore in accordance with Rule 5-03 it is appropriate to classify all costs of goods sold as one line item on the income statement.

Based on our review of our competitor's SEC filings, we believe our presentation of fee-for-service fees is consistent with our competitors.

Lisa Vanjoske, Esq.
Securities and Exchange Commission
August 22, 2006
Page 9

                                     * * *


          We believe the Company has responded in good faith to questions raised by the Staff. As the Staff is aware, under the Securities Offering Reform that became effective on December 1, 2005, the Company must disclose in its annual filing with the SEC those comments from the Staff that remain outstanding more than six months from the Company's fiscal year end. The Company anticipates filing its fiscal 2006 Form 10-K on or about September 1, 2006. The Company would like to resolve any remaining issues with the Staff regarding these comments as expeditiously as possible. If there are further questions, the Company respectfully requests that a swift dialogue occur so that the Company can bring closure to this discussion prior to the filing of its fiscal 2006 Form 10-K.

          Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1309 or my colleague, David K. Lam, at (212) 403-1394. At the Staff's request, Eric R. Slusser, Executive Vice President, Chief Accounting Officer and Controller, or Jeffrey W. Henderson, Chief Financial Officer, are available to answer any questions that you may have.


                                                Very truly yours,

                                                /s/ David A. Katz

                                                David A. Katz


Enclosures

cc:  Jim B. Rosenberg
          Securities and Exchange Commission
     Ivan K. Fong
     Jeffrey W. Henderson
     Eric R. Slusser
          Cardinal Health, Inc.
     David K.Lam
          Wachtell, Lipton, Rosen & Katz